中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Work System for Independent Directors of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
China Southern Airlines Company Limited

18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

China Southern Airlines Company Limited

The Work System for Independent Directors

Chapter One **General**

Article 1 In order to further consummate the Corporate Governance Framework of China Southern Airlines Company Limited (hereinafter referred to as the "Company"), promote standardisation and effective operation of the Company, protect the interests of the medium and minority shareholders and related persons, the Work System for Independent Directors is established according to the relevant requirements stipulated in the Company Act of the People's Republic of China (hereinafter referred to as the "Company Act"), the Guidelines on the Establishment of Work System for Independent Directors by Listed Companies (hereinafter referred to as the "Guidelines"), the Regulations of Managing Listed Companies and the Notification on Preparing Annual Reports by Listed Companies for 2007 and Relevant Matters, and the Articles of Association of China Southern Airlines Company Limited (hereinafter referred to as the "Articles of Association").

Article 2 An independent director refers to a director who does not act in other capacities in the Company other than director, and one who does not have any relationship with the Company or its substantial shareholders which may affect the director in making independent and objective judgment.

Article 3 The ratio of independent directors to the total number of directors in the Board shall be no less than one-third. Under the association of the Corporation of the Company there be at least one of the independent directors appointed should be a professional accountant, which means persons who have senior title or qualification as a public certified accountant.

Article 4 An independent director has a fiduciary and diligent obligation to the Company and all shareholders. An independent director shall perform his duties seriously, uphold the overall interests of the Company and, in particular, protect the legal rights of the medium and minority shareholders according to relevant laws, regulations and these Articles of Association.

Article 5 An independent director or a person who intends to act as an independent director should receive trainings organized by the China Securities Regulatory Commission and its authorised organizations in accordance with the requirements of the China Securities Regulatory Commission.

Chapter Two **Conditions for Appointment of Independent Directors**

Article 6 An independent director shall meet the following basic requirements:

(1) Possessing the qualifications as a director of a listed company according to the laws, administrative regulations of the stock exchange where the Company's shares are listed and other related regulations;

(2) Having basic knowledge of the operations of a listed company, and familiar with the relevant laws, administrative regulations and rules;

(3) Possessing more than 5 years' working experience in practising law, finance or the other experiences necessary for discharging the duties as an independent director;

(4) Being independence;

(5) Other requirements as specified by these Articles of Association.

Article 7 The following persons shall not act as an independent director of the Company:

(1) Any employees of the Company or its subsidiaries and his/her direct relatives and main social relations. (Direct relatives include spouse, parents and children. Main social relations include brothers, sisters, parents-in-law, sons/daughters-in-law, spouses of brothers and sisters, brothers and sisters of spouse);

(2) Persons holding, directly or indirectly, 1% or above of the shares of the Company in issue or being a top 10 shareholder of the Company and his/her direct relatives;

(3) Employees of a shareholder which directly or indirectly holds 5% or above of the shares of the Company or employee of a top 5 shareholder unit, and his/her direct relatives;

(4) Any person who satisfy any of the above 3 situations during the most recent year;

(5) Any person who provides financial, legal, consultation services for the Company or its subsidiaries;

(6) Other requirement as specified by these Articles of Association;

(7) Any person who is specified by the China Securities Regulatory Commission;

(8) Persons who have acted as an independent director of in five or more listed companies.

Chapter Three Nomination, Election and Change of Independent Directors

Article 8 The Company's Board of Directors, Supervisory Committee, and shareholders who individually or jointly hold more than 5% of the issued shares of the Company, may nominate independent directors for election at General Meetings.

Article 9 The nominator of an independent director shall obtain the consent of the nominee before nomination. The nominator shall fully understand the nominee's profession, educational level, job title, detailed working experience, all part-time job details, and shall give an opinion regarding the nominee's qualifications and independence in acting as independent director. The nominee shall declare that there is no relationship between the Company at which and himself which may affect him in making independent and objective judgments.

Before the General Meeting at which election of independent directors is to be considered, the Board of Directors shall make an announcement in respect the aforesaid in accordance with the regulations.

Article 10 Before the General Meeting is convened to elect an independent director, the Company shall submit the particulars of all nominees to the China Security Regulatory Commission, the local security authority and the stock exchange where the company listed. If the Board of Directors holds a dissenting view in respect of the nominees, a written opinion shall be submitted concurrently. A nominee against whom a dissenting view is expressed by the China Securities Regulatory Commission may act as a candidate for director of the Company, but not as a candidate for independent director. During the election of the independent director at the general meeting, the Board of Directors shall explain whether the candidate for independent director has received a dissenting view from the China Securities Regulatory Commission

Article 11 The term of office of an independent director is the same as that of any other directors. An independent director who is re-elected may serve for another term but can not exceed 6 uninterrupted years.

Article 12 The Board of directors shall propose to the General Meeting to dismiss an independent director who consecutively fails to attend the Board meetings in person for 2 times.

Except for the situations which prohibit anyone from serving as director or independent director as provided by the aforesaid and the Company Law, an independent director cannot be removed without stating a reason therefore before expiration of his term. The Company shall disclose the removal before expiry of term of an independent director as a special disc losable matter. The independent director who believes his removal unjustifiable may make a public statement in relation thereto.

Article 13 An independent director may resign before expiration of his term. An independent director shall submit his resignation report in writing to the Board of Directors explaining the details regarding his/her resignation in his/her opinion or anything that shareholders and creditors of the Company should pay attention to.

If the resignation of the independent director results in the minimum number of independent directors as stipulated in the laws and these Articles of Association of the Company being breached, the resignation shall become effective only when a replacement independent director is appointed. The Board of Directors shall convene a general meeting within two months to re-elect independent directors, or otherwise the independent directors must cease to perform their duties if no shareholders' meeting is held in due time.

Article 14 In case a director intends to resign or his term expires, his responsibility to the Company and the shareholders will not be necessarily released before his resignation report takes effect or after his resignation report takes effect but before his service contract expires, or within a reasonable period after his term expires, and his obligation of keeping the Company's business secrets confidential remains effective even after his term expires, until such business secrets are known to the public. The time for which his other obligations should remain effective should be determined on arm's length basis, and dependable on the length of time between the occurrence of the event and his departure as well as the conditions and terms on which his relationship with the Company is ended.

Chapter Four The Responsibilities and Duties of an Independent Director

Article 15 In order to utilize the functions of an independent director, apart from the powers vested by the Company Law and other relevant laws, and regulations, the independent directors of the Company shall be vested with the following special powers and duties:

(1) Connected transactions where the aggregate transaction values are within the requirements of the current listing rules and other regulatory rules of the places of listing, and the appointment and dismissal of the accountant firm shall be approved by the independent directors before being submitted to the Board of Directors for discussion. Before the independent directors make a judgment, they can appoint an intermediary to issue a report from independent financial advisor as the basis of their judgment;

(2) Propose to the Board of Directors for the appointment or dismissal of an accountants' firm;

(3) Propose to the Board of Directors for convening an extraordinary general meeting;

(4) Propose to convene Board Meetings;

(5) Appoint an external auditing firm or consultant firm independently;

(6) Collect proxies from shareholders before the general meeting is convened. An independent director shall obtain the consent of at least half of all independent directors when he exercises the above powers. Should the above proposal not be adopted or the above powers can not be exercised normally, the Company shall disclose the above matters.

Article 16 Independent directors shall provide an independent view on the significant events of the Company:

(1) Apart from performing the aforesaid duties, an independent director shall provide an independent view to the Board of Directors or the General Meetings in respect of the following matters:

1. Nomination, appointment and dismissal of directors;

2. Employment or dismissal of senior management personnel;

3. Remuneration of directors and senior management personnel;

4. Any transaction, loan or other financial transaction with the Company's shareholders, de facto controlling person and related enterprises where the aggregate value conforms with the requirements under the current listing rules where the shares are listed and other regulatory rules and whether the Company has adopted effective measures to recover the debt;

5. Matters which an independent director deems detrimental to the rights of medium and minority shareholders;

6. The Board of directors has not made a cash distribution proposal;

7. The Company provided guarantee to external parties;

8. Other matters stipulated by the Company's Articles of Association.

(2) An independent director shall give one of the following opinions in respect of the aforesaid matters:

1. Consent;

2. Qualified opinion and its reason;

3. Objection views and its reason;

4. Inability of giving an opinion and its difficulties.

(3) The company should make an announcement about the opinion of the independent directors if it is a disclosable event. Where there are dissenting opinions among the independent directors, the Board of Directors shall disclose all independent directors' opinion separately.

Article 17 In case an independent director has spotted the following situations in the Company, he/she should take the initiative in performing a due diligence review, and if necessary, employ an intermediary to conduct specific investigation:

(1) An important issue is not submitted to the Board for consideration as required;

(2) The obligation of information disclosure is not performed in due time;

(3) There are false records, misleading statements or material omissions in published information;

(4) Other cases of suspected violation of laws and regulations or infringing the interests of public shareholders.

Article 18 In any of the following cases, an independent director should make a public statement:

(1) He/she was dismissed by the Company, but believed that the reason for dismissal was unreasonable;

(2) He/she resigned as there are circumstances in the Company which had obstructed him/her from exercising his/her powers legally;

(3) The request of two or more independent directors to postpone the meeting of the board of directors or consider resolutions about relevant issues due to insufficiency in materials for the meeting was declined;

(4) He/she reported suspected violation of laws and regulations by the Company to the Board, but the Board failed to take effective measures;

(5) Other circumstances which seriously obstructed him/her from performing his/her duties.

Chapter Five The Obligation of an Independent Director

Article 19 An independent director has a fiduciary and diligent obligation to the Company and all shareholders an independent director shall perform his duties seriously, uphold the overall interests of the Company and, in particular, protect the legal rights of the medium and minority shareholders according to relevant laws, regulations and these Articles of Association. An independent director shall carry out his duties independently without being affected by the majority shareholders, de facto controller or unit or individual with a conflict of interests with the Company.

If an independent director is aware that the issues to be considered may prejudice his independence, he/she should notify the company and take absence. If he/she encounters situations where his/her independency was obviously affected, he/she should notify the Company in due time and resign if necessary.

Article 20 Generally, an independent director may act as an independent director in 5 listed companies at most at the same time, and should ensure he/she has enough time and energy to effectively perform his/her duties.

Article 21 An independent director should attend the board meeting on time, be familiar with the production and operation of the Company, and take the initiative in investigations to obtain necessary information for him/her to make proper decisions. In case an independent director is not able to attend the board meeting in person, he/she should entrust another independent director to represent him/her. If a voting is involved, the entrusting independent director should indicate clearly on the proxy form his opinion of "agree", "disagree" or "abstain from voting" on each of the issues.

Chapter Six Working Conditions of an Independent Director

Article 22 To ensure that independent directors are in a position to exercise their powers effectively, the Company shall provide independent directors with the following essential conditions:

(1) The Company shall ensure that the independent directors have the same right to know as other Directors. The Company shall inform the independent director in advance of matters which are to be decided by the Board of Directors by the statutory time and provide enough information simultaneously. Should an independent director regard the information provided is not enough, he may request supplementary information. Whenever 2 or more independent directors regard the information provided insufficient or the evidence is not explicit, they can jointly request the Board of Directors in writing to postpone the Board meeting or postpone considering that matter and the Board of Directors shall accept accordingly.

Information provided to independent directors by the Company shall be kept for at least 5 years by the Company and each independent director;

(2) The Company shall provide the essential conditions to enable independent directors to carry out their duties. The Secretary of the Board of Directors shall positively provide assistance to enable the independent directors to carry out their duties, including but not limited to explaining circumstances, providing information etc. The Secretary of the Board of Directors shall arrange announcement with the securities exchange timely if any independent opinion, proposal and written explanation issued by the independent director shall be announced;

(3) When an independent director exercises his powers, relevant staff of the Company shall positively co-ordinate to ensure that independent directors are apprised of the true situation, and shall not, shall not refuse, obstruct or cover up facts, shall not interfere his independent right to exercise his powers;

(4) Expenses in respect of appointment of an intermediary organization by an independent director or independent director's exercising his powers shall be borne by the Company;

(5) The Company shall give appropriate subsidies to the independent directors. The criteria of subsidies shall be proposed by the Board of directors before approval at the general meetings and disclose them in the Company's annual reports.

Apart from the above subsidies, an independent director shall not obtain extra and undisclosed benefits from the Company and its major shareholders or organizations or people with a conflict of interests;

(6) The Company should establish the necessary liability insurance system for independent directors, so as to lower the risks which might result from the normal performance of duties by independent directors.

Article 23 The Board may, in accordance with the resolutions of the general meeting, establish certain special committees, including strategy, audit, nomination, remuneration and appraisal as well as independent board committee. Such special committees are all comprised of directors, among which, the audit, remuneration and appraisal committees should consist of a majority of independent directors, who should also be the chairmans, and the audit committee should consists of at least one independent director who is an accounting professional.

Chapter Seven Working System for Independent Directors on Annual Reports

Article 24 The Company should establish a working system for independent directors on annual reports, including the reporting and communication systems.

Article 25 Independent directors should perform their duties and obligations during the course of preparation and disclosure of the Company's annual reports, and work diligently:

(1) Before annual reports of the Company are disclosed, the management of the Company should fully report to each of the independent directors on the production/operation of the Company and the progress of significant events for the year, and arrange for each of the independent directors to make on-site inspection. The above events should all be recorded in writing and the person-in-charge should sign the necessary documents;

(2) Before the certified accountants conduct the audit on annual reports of the Company, the financial controller of the Company should present the audit schedule for the year and other relevant materials to each of the independent directors;

(3) After the certified accountants present their preliminary audit opinions and before a board meeting is convened to review the annual reports, the Company should arrange at least one meeting between each of the independent directors and the certified accountants responsible for the annual audit, so as to communicate on the issues spotted during the audit process, and independent directors should perform their duties in relation to the meeting. The meeting should be recorded in writing to be signed by the person-in-charge.

Article 26 Independent directors of the Company should make specific explanations on the accumulated and current external guarantees and the implementation of the same, and express their independent opinions in the annual reports.

Chapter Eight Additions

Article 27 For issues not covered by the system, the relevant laws and regulations of the State, the requirements of the listing rules of the places where the Company is listed and the Articles of Association should be observed.

Article 28 Should there be a conflict between the system and the provisions of the relevant laws and regulations, the Articles of Association, and rules on procedures of board meetings as a result of changes in the above documents, the Board should amend the system in due time.

Article 29 The system is effective after approved by the Board. The Board is responsible for formulating and construing the system.

The Board of Directors of
China Southern Airlines Company Limited

18 April 2008